AMENDMENT

TO

LIMITED LIABILITY COMPANY AGREEMENT

OF

U.S. PREMIUM BEEF, LLC

THIS AMENDMENT  (the “Amendment”) to the Limited Liability Company Agreement of U.S. Premium Beef, LLC, a Delaware limited liability company (the “Company”), is effective as of  November 2, 2009.

WHEREAS, the Company is governed by the terms of that certain Limited Liability Company Agreement, as amended from time to time (collectively, the “LLC Agreement”), ;

WHEREAS, the Company’s Board of Directors’ approved certain proposals for the amendment of Sections 3.6(b) and 3.7(e) of the LLC Agreement and of Sections 3.1, 3.2 and 4.1 of  Appendix E to the LLC Agreement and on October 21, 2009 provided notice of  a Special Meeting of the Members at which the proposed amendments to the LLC Agreement would be submitted to the Company’s members for approval;

WHEREAS, at the Special Meeting held on November 2, 2009, the Company’s member approved  the proposed amendments to the LLC Agreement by the vote required under the LLC Agreement for such amendments; and

WHEREAS, all capitalized terms used, but not defined, herein shall have the meanings ascribed to them in the LLC Agreement.

NOW THEREFORE, the Company does hereby amend the LLC Agreement according to the terms set forth herein:

1.          Section 3.6(b) of the LLC Agreement.  Section 3.6(b) of the LLC Agreement is hereby amended and restated to read as follows:

Section 3.6(b) Between Class A and Class B.

Distributions.  Generally, subject to the designations of any Other Class, the issuance of additional units, and the provisions in Section 3.6(a), between Class A Units collectively (“Class A”) and Class B Units collectively (“Class B”):

(1) ten percent (10%) of the allocations of Profits, Losses and other allocation items and Distributions (other than liquidating Distributions) shall be made to Class A, and then to Class A unitholders in proportion to Class A Units held; and

(2)  ninety percent (90%) to Class B and then to Class B unitholders in proportion to Class B Units held.

Liquidating Distributions.  Liquidating Distributions generally will be made to the unitholders in accordance with their positive Capital Account balances, subject to Section 3.6(a) after payment of any obligations, including Patronage Notices.

2.             Section 3.7(e) of the LLC Agreement.  Section 3.7(e) of the LLC Agreement is hereby amended and restated to read as follows:

Section 3.7(e) Redemption.  The Company, by resolution of the Board of Directors and without the necessity of Member approval, may offer to redeem Class B Units from any unitholder upon such terms and conditions as the Board of Directors deems appropriate in its sole discretion (a “voluntary redemption.”)  An offer of voluntary redemption by the Company may represent an offer to purchase Class B Units at a fixed price determined by the Board of Directors or may include procedures, including but not limited to the process commonly known as a “Dutch Auction”, by which those unitholders who wish to accept the Company’s offer of voluntary redemption of Class B Units determine the price of the Class B Units to be redeemed by the Company.  In addition, subject to the terms and conditions contained in this subpart (e), the Company, by resolution of the Board of Directors and without the necessity of Member approval, may redeem Class B Units from any Class B unitholder without the requirement of Class B unitholder agreement (a “mandatory redemption”) upon such terms and conditions as the Board of Directors deems appropriate in its sole discretion.  Notwithstanding the previous sentence, the Board of Directors may authorize a mandatory redemption only upon the following conditions:  i) such mandatory redemption occurs within a reasonable time period following the Company’s disposition of a portion of its ownership interest in National Beef Packing Company, LLC;  ii) such mandatory redemption is funded from the net proceeds of the Company’s disposition of a portion of its ownership interest in National Beef Packing Company, LLC; iii) such mandatory redemption shall, to the extent possible, result in a reduction of the number of issued and outstanding Class B Units that is not less than proportionate to the corresponding reduction of the Company’s ownership interest in National Beef Packing Company, LLC that provides the funds for the mandatory redemption; iv) the price paid by the Company for the redemption of the Class B Units equals or exceeds the greater of a) the average price per Class B unit for Class B Units that have been validly priced for transfer, as determined by the Board of Directors in its sole discretion on a nonconditional transfer basis during the 90 day period ending 5 days prior to the date of the redemption, and b) the average price per Class B unit of the last nonconditional transfers of 3,000 units that have been authorized by the Board of Directors prior to the redemption; and v) such mandatory redemption shall require the pro rata redemption of Class B Units from each Class B unitholder, such that each Class B unitholder’s percentage of ownership in the Company shall not be reduced or increased. (With respect to subpart iv) of the preceding sentence, in the event that no separate transfers of Class B Units have occurred prior to the date of the redemption, the redemption price for the Class B  units shall be ninety percent (90%) of the price for “linked” Class A and Class B Units, determined in accordance with subpart iv) of the prior sentence.)  The Company by resolution of the Board, may redeem the units of a Class of a unitholder that are not held by a Member of that Class in accordance with the provisions of Section 4.7 of this Agreement, entitled “Termination of Membership.”  Unless otherwise provided by resolution of the Board, a unitholder (whether or not a Member), or any transferee of a unitholder, does not have a right: to demand, withdraw or receive a return of the unitholder’s (or transferee’s) Capital Contributions or Capital Account; to require the purchase or redemption of the unitholder’s (or transferee’s) units or Interest, or to receive a Distribution in partial or complete redemption of the fair value of the unitholder’s units or Interest in the Company, (except in all cases a redemption authorized by the resolution of the Board under this Section 3.7(e) or as provided in Appendix E, Article XII, or Article 7 of this Agreement following a Dissolution Event), notwithstanding any provisions of the Act or any other provision of law.  The other unitholders and the Company do not have any obligation to purchase or redeem the units or Interest of any unitholder or transferee.  Each unitholder (whether or not a Member) as a condition of becoming a unitholder has no right to receive a Distribution in partial or complete redemption of the fair value of the units or Interest of any unitholder upon an Event of Disassociation or otherwise which, in the absence of the provisions in this Agreement, it would otherwise be afforded by Section 18-604 of the Act or any other provision of the Act.

3.             Section 3.1 of Appendix E to the LLC Agreement.  Section 3.1 of Appendix E to  the LLC Agreement is hereby amended and restated to read as follows:

Section  3.1. Profits.

After giving effect to the special allocations in Section 3.3 and Section 3.4 of this Appendix E, Profits for any Fiscal Year shall be allocated ten percent (10%) to Class A and then to Class A unitholders in proportion to Class A Units held, and ninety percent (90%) to Class B and then to Class B unitholders in proportion to Class B Units held.  The stated percentages are subject to change if the Company issues additional units pursuant to Section 3.2(c) of the Agreement.

4.             Section 3.2 of Appendix E to the LLC Agreement.  Section 3.2 of Appendix E to  the LLC Agreement is hereby amended and restated to read as follows:

Section  3.2. Losses.

After giving effect to the special allocations in Section 3.3 and Section 3.4 of this Appendix E, and except as otherwise provided in Section 3.5 of this Appendix E, Losses for any Fiscal Year shall be allocated ten percent (10%) to Class A and then to Class A unitholders in proportion to Class A Units held, and ninety percent (90%) to the Class B and then to Class B unitholders in proportion to Class B Units held.  The stated percentages are subject to change if the Company issues additional units pursuant to Section 3.2(c) of the Agreement.

 5.             Section 4.1 of Appendix E to the LLC Agreement.  Section 4.1 of Appendix E to  the LLC Agreement is hereby amended and restated to read as follows:

Section  4.1. Net Cash Flow.

      The Board may make Distributions of Net Cash Flow at times and in aggregate amounts determined by the Board in its sole discretion.  When the Board determines that a Distribution is to be made, except as otherwise provided in the Liquidation Provisions, Net Cash Flow, if any, shall be distributed:  (1) ten percent (10%) to Class A and then to Class A unitholders in proportion to Class A Units held; and (2) ninety percent (90%) to Class B and then to Class B unitholders in proportion to Class B Units held.  The stated percentages are subject to change if additional units are issued pursuant to Section 3.2(c) of the Agreement.

6.             No Other Amendment.  Except as expressly set forth herein, the LLC Agreement remains unchanged and in full force and effect.

7.             Interpretation.  This Amendment will be construed in accordance with the terms of the LLC Agreement, as modified hereby.

IN WITNESS WHEREOF, the undersigned has executed this Amendment effective as of the date first above written.

U.S. PREMIUM BEEF, LLC

By:	/s/ Steven D. Hunt
Steven D. Hunt,
Chief Executive Officer